John L. Reizian
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1105
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

September 25, 2013

Mr. Sonny Oh
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC  20549-0506

Re:       Lincoln Life Flexible Premium Variable Life Account S (the “Account”)
The Lincoln National Life Insurance Company (“Lincoln”)
File No. 333-125790; 811-09241; CIK: 0001080299
Post-Effective Amendment No. 20, Form N-6, Rule 485(a)

Dear Mr. Oh:

This is in response to our conversation on August 2, 2103.  Below are the responses to your comments in the order in which they were received.  I will provide a blacklined supplement of these revisions under separate cover.

1.      General Comments

Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will primarily be responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy.

2.      Cover Page

a.
Please confirm that the date of the supplement will be on or about the date of the effectiveness. That the name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.  Also, please change the date on the supplement to May, 1, 2013.

Response:  We would like to confirm that the effective date of the supplement will be on or about October 21, 2013.  We would like to also confirm that we will be filing a delaying amendment on or about October 11th requesting this date.  Also, the contract name on the front cover of the prospectus (Lincoln Corporate Commitment® VUL) is and will continue to be the same as the EDGAR class identifier.  The date has been changed on the supplement to reflect May 1, 2013 as requested.

3.  General Comments

a.	Please define terms specific to this rider..

Response:  Per your request, we have defined all terms that are specific to this rider within the context of the rider.  Otherwise, terms have been defined within the prospectus itself.

b.	Please provide examples for the Target Yield Rate and the Maximum Enhancement Rate. Also please check all figures associated with these examples.

Response: Pursuant to your request we have provided examples for the Target Yield Rate and the Maximum Enhancement Rate and all figures associated with these examples have been verified.

c.	Policy Surrenders – Should this rider be listed in the second paragraph of this section and should it be added to the rider language?

Response:  In an effort to keep all the prospectuses consistent we have replaced the second paragraph under POLICY SURRENDERS with the following:

The Surrender Value of your Policy is the amount you can receive by surrendering the Policy.  This equals the total account value minus the loan balance including any accrued interest, plus any amount that may be provided by a rider.  All or part of the Surrender Value may be applied to one or more of the settlement options.

4.     Part C Other Information

a.	Please identify individual exhibits with letters that correspond to those listed in the instructions to item 26 of Form N-6.

        Response:  All exhibits have been revised to correspond with letters as listed in the instructions to item 26 of the Form N-6 and will be filed as part of the Post-Effective Amendment once this rider is deemed effective.

b.	Please confirm to the staff that no custodian agreements, as described in item 26 of Form N-6, will be filed as part of this registration statement.

Response:  We would like to confirm to the staff that no custodian agreements will be filed as part of this registration statement.

c.	Please ensure that item 4(i) is filed by exhibit.

Response:  As requested, item 4(i) will be filed by exhibit as part of the Post-Effective Amendment once this rider has been deemed effective.

d.	Please ensure the footnote referencing the Organizational Chart immediately follows Item 28.

Response:   As requested, we have added the incorporation by reference immediately following Item 28.

5.   Tandy Representation

Lincoln, as Depositor, on behalf of the Registrant, and as Principal Underwriter, acknowledge the following: should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

As always, thank you in advance for your assistance and should you have any questions, please do not hesitate to contact me at 860-466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel